Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces First Half 2019 Financial Results

Jinjiang, Fujian Province, China, September 25, 2019 – China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the six months ended June 30, 2019.

First Half 2019 Summary

▪	Revenue was RMB 177.4 million (US$ 26.2 million) for the six months ended June 30, 2019, as compared to RMB 355.6 million (US$ 55.9 million) for the same period of 2018.
▪	Gross profit was RMB 15.3 million (US$ 2.3 million) for the six months ended June 30, 2019, as compared to a gross profit of RMB 44.8 million (US$ 7.0 million) for the same period of 2018.
▪	Operating results were affected by bad debt expense of RMB 193.9 million (US$ 28.6 million) for the six months ended June 30, 2019, as compared to bad debt expense of RMB 106.4 million (US$ 16.7 million) for the same period of 2018.
▪	Net loss was RMB 193.1 million (US$ 28.5 million) for the six months ended June 30, 2019, as compared to a net loss of RMB 71.9 million (US$ 11.3 million) for the same period of 2018.
▪	Loss per share both on a basic and fully diluted basis were RMB 32.23 (US$ 4.75) for the six months ended June 30, 2019, as compared to loss per share on a basic and fully diluted basis of RMB 17.23 (US$ 2.71) for the six months ended June 30, 2018.

“For the first half of 2019, we continued to experience difficult market conditions as occurred during the second half of 2018. Our revenue fell by one-half as a result of a corresponding decrease in sales volume, while our ability to implement price changes to increase our sales volume diminished due to the currently challenging market environment,” said Meishuang Huang, Chief Executive Officer of China Ceramics.

“During the six months ended June 30, 2019, we utilized production facilities capable of producing 6 million square meters of ceramic tiles per year out of the Company’s effective total annual production capacity of 56.5 million square meters of ceramic tiles. Consistent with our practices in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market environment to keep our operating costs low. We intend to bring additional capacity online as the business environment improves.”

“For the second half of 2019, we believe that market conditions will continue to be challenging due to the slowdown of China’s economy and possible government regulations intended to rein in real estate speculation. However, we believe that our building materials sector will continue to benefit from urbanization and real estate property development which are both vital to China’s continued growth. Our strategic plan is to focus on targeted cities in China as well as to grow our new products portfolio by bolstering our research and development efforts in order to expand our market. As announced, we intend to enter new markets in Southeast Asia where we believe that the marketing of our existing products and our new ceramic tiles that cool building interiors will be successful,” concluded Ms. Huang.

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Fiscal Six Months Results Ended June 30, 2019

Revenue for the six months ended June 30, 2019 was RMB 177.4 million (US$ 26.2 million), as compared to RMB 355.6 million (US$ 55.9 million) for the same period of 2018. The 50.1% year-over-year decrease in revenue was due to the 48.0% decrease in our sales volume to 6.6 million square meters of ceramic tiles for the six months ended June 30, 2019 compared to 12.7 million square meters of ceramic tiles for the same period of 2018.

Gross profit for the six months ended June 30, 2019 was RMB 15.3 million (US$ 2.3 million), as compared to gross profit of RMB 44.8 million (US$ 7.0 million) for the same period of 2018. The gross profit margin was 8.6% as compared to a 12.6% gross profit margin for the same period of 2018. The decrease in gross profit margin for the six months ending June 30, 2019 was due to the 48.0% decrease in sales volume from period to period.

Other income for the six months ended June 30, 2019 was RMB 7.1 million ($1.1 million), the same as the RMB 7.1 million ($1.1 million) for the comparable period of 2018. Other income is primarily comprised of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses for the six months ended June 30, 2019 were RMB 5.7 million (US$ 0.8 million), the same as the RMB 5.7 million (US$ 0.8 million) for the comparable period of 2018.

Administrative expenses for the six months ended June 30, 2019 were RMB 15.9 million (US$ 2.3 million), as compared to RMB 10.5 million (US$ 1.6 million), for the same period of 2018. The increase in administrative expenses was primarily due to an increase in research and development expenses of RMB 6.4 million, which was partly offset by an RMB 0.4 million decrease in legal expenses and an RMB 0.5 million decrease in payroll expenses.

Bad debt expense for the six months ended June 30, 2019 was RMB 193.9 million (US$ 28.6 million), as compared to RMB 106.4 million (US$ 16.7 million) for the same period of 2018, with the increase due to a rise in the provision for uncollectible debt associated with our customers. We recognized a loss allowance for an expected credit loss on financial assets, primarily on our trade receivables, which are subject to impairment under International Financial Reporting Standards (IFRS). We believe that we have undertaken appropriate measures to resolve bad debt expense going forward. We will continue to review credit worthiness of each of our customers and continuously test our trade receivables balance in each upcoming fiscal period.

Other expenses for the six months ended June 30, 2019 were RMB 9,000 (US$ 1,330), as compared to RMB 1.3 million (US$ 0.2 million) for the same period of 2018. The decrease in other expenses was mainly due to a decrease in depreciation expense resulting from the impairment of fixed assets and land use rights that occurred in the six months ended December 31, 2018.

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Net loss for the six months ended June 30, 2019 was RMB 193.1 million (US$ 28.5 million), as compared to a net loss of RMB 71.9 million (US$ 11.3 million) for the same period of 2018. The increase in net loss was mainly due to lower sales, an increase in bad debt expense and an increase in administrative expenses for the six months ended June 30, 2019 as compared to the same period of 2018.

Loss per basic share and fully diluted share for the six months ended June 30, 2019 were RMB 32.23 (US$ 4.75), as compared to loss per basic and fully diluted share of RMB 17.23 (US$ 2.71) for the same period of 2018. Basic and fully diluted per share calculations for the six months ended June 30, 2019 was computed using 5,993,605 ordinary shares outstanding, and the basic and fully diluted per share calculations for the same period of 2018 was computed using 4,172,926 ordinary shares outstanding.

Statements of Selected Financial Position Items for the Six Months Ended June 30, 2019

▪	Cash and bank balances were RMB 9.4 million (US$ 1.4 million) as of June 30, 2019, compared with RMB 9.0 million (US$ 1.3 million) as of December 31, 2018.

▪	Inventory turnover was 122 days as of June 30, 2019, as compared to 117 days as of December 31, 2018. The increase in inventory turnover days was primarily due to the 48.0% decrease in our sales volume in the first half of 2019 as compared to the same period of 2018. We believe that the currently challenging economic environment has, in general, caused a lower turnover than normal and we will make a continuous effort to deplete our slow-moving stocks as began in October 2016 when we reduced the prices of our slow-moving products.

▪	Trade receivables turnover, net of value added tax, was 134 days as of June 30, 2019, as compared with 233 days as of December 31, 2018. We wrote off bad debt expense of RMB 193.9 million in the first half of 2019, which caused significant lower net trade receivables at June 30, 2019 and accordingly the less turnover days.

▪	Trade payables turnover, net of value added tax, was 32 days as of June 30, 2019 as compared with 26 days as of December 31, 2018. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 9.8 million (US$ 1.4 million) for the six months ended June 30, 2019, as compared to cash used in operating activities of RMB 3.8 million (US$ 0.6 million) in the same period of 2018. The increase in cash inflow was mainly due to increased cash inflow from inventories and decreased cash outflow on trade receivables.

Cash flow generated from investing activities was RMB 1.7 million (US$ 0.3 million) for the six months ended June 30, 2019, as compared to cash flow used in investing activities of nil for the same period of 2018. The increase of cash inflow was mainly due to decrease in restricted cash.

Cash flow used in financing activities was RMB 11.0 million (US$ 1.6 million) for the six months ended June 30, 2019, as compared to cash flow generated from financing activities of RMB 8.0 million (US$ 1.2 million) in the same period of 2018. The increase in cash outflow of financing activities is due to the payment for lease liabilities of RMB 13.9 million.

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Plant Capacity and Capital Expenditures Update

We utilized plant capacity capable of producing 6.0 million square meters of ceramic tiles for the six months ended June 30, 2019 out of a total annual production capacity of 56.5 million square meters. Our annual production capacity has been reduced from 66 million square meters of ceramic tiles as of December 31, 2017 to 56.5 million square meters of ceramic tiles due to our having retired two old furnaces at the Hengda facility in July of 2018.

Our Hengda facility has an annual production capacity of 27.7 million square meters of ceramic tiles as a result of two old furnaces having been put out of use at the facility. The Company utilized production capacity at our Hengda facility capable of producing 3.2 million square meters of ceramic tiles for the six months ended June 30, 2019.

Our Hengdali facility has an annual production capacity of 28.8 million square meters (which excludes our leasing out 10 million square meters of production capacity to a third party) and we utilized production capacity at our Hengdali facility capable of producing 2.8 million square meters of ceramic tiles for the six months ended June 30, 2019.

We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2019 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In an effort to bolster sales, in July of 2018 we decreased the pricing of our ceramic tile products by an average of 10%. This followed a pricing increase of 5% that we instituted in April of 2018 following three price raises beginning in April of 2017. However, the 10% price decrease in July 2018 did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume. Accordingly, we did not implement any price adjustments for our ceramic tile products in the first half of 2019.

To address the current market environment, we have announced plans to enter the ceramic tile market in Southeast Asia and that we are negotiating with customers in the first target market of Malaysia. We also plan to expand our sales force to procure new customers and to increase our marketing to large property developers in targeted cities. In addition, we have bolstered our research and development efforts with the goal of developing new products in order to expand our market. As a result of this last initiative, we have recently announced that we developed a new type of exterior ceramic tile designed to cool temperatures of buildings which, once fully tested and certified, will target the Southeast Asia market.

Looking ahead to the remainder of 2019, and based on the information currently available to us, we expect market conditions to continue to be challenging due to a slowing domestic economy as well as an excess supply of housing stock in some of China’s cities. Also, the current trade war between China and the US could lead to slower growth in China which could have the effect of contracting real estate development.

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As has occurred in the past, the central Chinese government will likely continue to balance imposing restrictions to prevent any overheating of the real estate sector with providing incentives to encourage stable demand. The Chinese government continues to discourage real estate speculation and is therefore advocating for more rental housing and “joint-ownership housing”, homes that are co-owned by individuals and the state.

The Company believes that real estate in China is sustainable on a long-term basis as it accounts for an estimated 25% of GDP and is the most important asset for a high proportion of Chinese households. Therefore, active property development and a vibrant building materials sector continue to be a vital component of China’s growth. As property developers were very active in terms of land acquisitions in the first half of 2019, we may see an increase in new construction in the second half of the year, though the central Chinese government may eventually tighten developers’ financing to curb a possible overheating of the land market.

We believe that as China’s urbanization trend underpins its continued economic growth, we anticipate the continued growth of urban housing and a sustained demand for our building materials products. We believe that we retain a competitive advantage in our sector due to our brand name recognition, innovative ceramic tile products, customization capabilities, and our ability to quickly and expertly meet our customers’ needs.

This business outlook reflects the Company's current and preliminary views, which are subject to change and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on Wednesday, September 25, 2019. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-1666. The conference participant pass code is 2368849. A replay of the conference call will be available for 14 days starting from 11:00 am ET on September 25, 2019. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 2368849 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

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Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.8650 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.7836 for the P&L accounts for the six months ended June 30, 2019. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2019. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2019 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2018 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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FINANCIAL TABLES

CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2019		As of December 31, 2018
	US$’000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property, plant and equipment, net	6	40	46
Total noncurrent assets	6	40	46

CURRENT ASSETS
Right-of-use assets, net	1,627	11,172	-
Inventories	13,331	91,519	127,346
Trade receivables	11,479	78,800	224,114
Other receivables and prepayments	4	30	4,673
Income tax refundable	-	-	27
Prepayments	919	6,305	-
Restricted Cash	-	-	1,719
Cash and bank balances	1,376	9,445	9,016
Total current assets	28,736	197,271	366,895

CURRENT LIABILITIES
Trade payables	6,074	41,699	24,329
Accrued liabilities and other payables	4,040	27,733	25,894
Amounts owed to related parties	5,273	36,201	36,203
Lease liabilities	821	5,635	-
Taxes payable	313	2,150	4,497
Total current liabilities	16,521	113,418	90,923

NET CURRENT ASSETS	12,215	83,853	275,972

NET ASSETS	12,221	83,893	276,018

EQUITY
Share capital	48	327	306
Reserves	12,173	83,566	275,712
Total stockholders' equity	12,221	83,893	276,018

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2019		2018
	USD'000	RMB'000	RMB'000

Net sales	26,156	177,431	355,630

Cost of goods sold	23,899	162,119	310,785

Gross profit	2,257	15,312	44,845

Other income	1,050	7,121	7,088
Selling and distribution expenses	(836)	(5,672)	(5,692)
Administrative expenses	(2,342)	(15,885)	(10,474)
Finance costs	(23)	(157)	-
Bad debt expense	(28,578)	(193,859)	(106,380)
Other expenses	(1)	(9)	(1,293)

Loss before taxation	(28,473)	(193,149)	(71,906)

Income tax expense	(4)	(27)	-

Loss attributable to shareholders	(28,477)	(193,176)	(71,906)

Loss per share

Basic	(4.75)	(32.23)	(17.23)
Diluted	(4.75)	(32.23)	(17.23)

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2019		2018
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(28,473)	(193,149)	(71,906)
Adjustments for
Amortization of land use rights	-	-	54
Depreciation of property, plant and equipment	1	6	5,753
Depreciation of right-of-use-assets	898	6,094	-
Bad debt provision of trade receivables	28,578	193,859	106,380
Share based compensation	46	309	298
Interest expense on lease liabilities	23	157	-
Operating cash flows before working capital changes	1,073	7,276	40,579
Decrease in inventories	5,281	35,826	7,926
Increase in trade receivables	(7,156)	(48,546)	(68,528)
Increase in other receivables and prepayments	(245)	(1,661)	(8,076)
Increase in trade payables	2,561	17,373	20,794
(Decrease) increase in taxes payable	(346)	(2,348)	1,047
Increase in accrued liabilities, other payables and amounts owned to related parties	271	1,836	2,419
Cash used in operations	1,438	9,756	(3,839)
Interest paid	-	-	-
Income tax paid	-	-	-

Net cash generated from (used in) operating activities	1,438	9,756	(3,839)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	253	1,719	-

Net cash generated from investing activities	253	1,719	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,049)	(13,902)	-
Warrants exercised	429	2,907	7,952

Net cash (used in) generated from financing activities	(1,620)	(10,995)	7,952

NET INCREASE IN CASH & EQUIVALENTS	71	480	4,113
CASH & EQUIVALENTS, BEGINNING OF PERIOD	1,329	9,016	2,328
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(8)	(51)	(399)

CASH & EQUIVALENTS, END OF PERIOD	1,392	9,445	6,042

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30,
	2019	2018
Sales volume (square meters)	6,623,820	12,659,957
Average Selling Price (in RMB/square meter)	26.79	28.09

Source: China Ceramics Co., Ltd.

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